

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Richard Maue
Chief Financial Officer
Crane Company
100 First Stamford Place
Stamford CT 06902

Re: Crane Company
Form 10-K for the Year Ended December 31, 2023
File No. 001-41570

Dear Richard Maue:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing